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FOR IMMEDIATE RELEASE

                      AVERY DENNISON CORPORATION ANNOUNCES
                 CLEARANCE OF HART-SCOTT-RODINO WAITING PERIOD

     PASADENA, Calif. -- June 22, 1999.  Avery Dennison Corporation (NYSE:AVY;
PSE) announced today that it has received notice of early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 regarding the previously announced merger of Avery Dennison Corporation and Stimsonite Corporation (NASDAQ:STIM).

     A definitive merger agreement relating to the merger was announced on June 4, 1999. Under the terms of the merger agreement, a wholly-owned subsidiary of Avery Dennison commenced a tender offer on June 10, 1999 to purchase all outstanding shares of Stimsonite's common stock for $14.75 per share in cash. The tender offer is scheduled to close at 12:00 Midnight, New York City time, on Thursday, July 8, 1999, unless extended, and is subject to certain conditions including a minimum of a majority of Stimsonite's outstanding shares being properly tendered prior to the expiration of the offer and not withdrawn.

     Avery Dennison develops, manufactures and markets innovative self-adhesive solutions for consumer products and label systems. Based in Pasadena, Calif., the Company had 1998 sales of $3.5 billion and makes a wide range of products for consumer and industrial markets, including Avery-brand office products, Fasson-brand self-adhesive materials, peel-and-stick postage stamps, battery labels, automated retail tag and labeling systems, and specialty tapes and chemicals.

     Stimsonite Corporation, based in Niles, Ill., is a leading worldwide manufacturer and marketer of reflective safety products for the transportation industry and a pioneer in microreplication technology for a diverse range of industries. Stimsonite products include raised reflective pavement markers, work zone markers, highway delineators and state-of-the-art high performance optical films for use in the construction of highway signs. In 1998, the company generated sales of $87.4 million, net income of $4.9 million, and cash flow from operations of $6.3 million.